

11016729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51602

RECEIVED FEB 28 2011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** AND ENDING **December 31, 2010**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Viant Capital, LLC**

OFFICIAL USE ONLY
46948
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Washington Street, Suite 325

(No. and Street)

San Francisco   **CA**   **94111**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott T. Smith   (415) 820-6105

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460 Walnut Creek,   **CA**   **94598**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Scott T. Smith _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Viant Capital, LLC _____, as

of December 31 _____, 20 10 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Company Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 9

Supplementary Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II – Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule IV –Schedule of Segregation Requirements and Funds in Segregation for Customer's Regulated Commodity Futures and Options Accounts	11
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	12 – 13
Independent Auditors' Report on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation	14 – 17



office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Members
Viant Capital LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Viant Capital LLC as of December 31, 2010 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viant Capital LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In addition, we have applied agreed-upon procedures to the entity's SIPC-7, Transitional Assessment Reconciliation, and have summarized our findings in the Supplemental Information section, on pages 14 – 17.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 23, 2011



professionally personalized. service.

VIANT CAPITAL LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash in bank	$	63,129
Investments, at fair value		39,242
Accounts receivable		72,194
Prepaids and deposits		29,228
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $163,718		54,016
Total Assets	$	257,809

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	61,379
Total Liabilities		61,379
Company equity:		
Contributed capital, net of accumulated withdrawals		(4,031,248)
Cumulative earnings		4,227,678
Total Company equity		196,430
Total Liabilities and Company Equity	$	257,809

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2010

Revenue		
Fees and commissions earned	$	3,943,716
Net unrealized gains		13,496
Net realized gain		139,131
Miscellaneous income		1,242
Total revenue		4,097,585
Expenses		
Salaries		191,572
Regulatory Fees		30,399
Commission expense		1,838,005
Payroll taxes		39,340
Insurance		145,927
Rent, net of subtenants		155,178
Professional fees:		
Legal		59,889
Accounting, net		35,736
Computer support		18,559
Office expense		37,248
Subscriptions and data services		47,030
Telephone and communication		20,696
Bad debt expense		30,000
Depreciation and amortization		25,351
Marketing expenses		33,742
Other		1,737
		2,710,409
Net income (loss)	$	1,387,176

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Changes in Company Equity
For the Year Ended December 31, 2010

	Contributed Capital, net	Accumulated Earnings	Total
Balance - December 31, 2009	$(2,402,611)	$ 2,840,502	$ 437,891
Net income	-	1,387,176	1,387,176
Transfer to Parent	(15,000)	-	(15,000)
Members Distributions	(1,629,943)	-	(1,629,943)
Prior Period Adjustment-2009 rent deposit	16,306	-	16,306
Balance - December 31, 2010	$(4,031,248)	$ 4,227,678	$ 196,430

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:	
Net income	$ 1,387,176
Adjustments to reconcile net income to net	
cash provided by (used in) operating activities:	
Depreciation expense	25,351
Changes in operating assets and liabilities:	
Decrease in accounts receivable	14,994
Decrease in investments	86,503
Increase in lease deposits and prepaid expenses	(21,277)
Increase in accounts payable and accrued liabilities	39,598
Net cash provided by (used in) operating activities	1,532,345
Cash flows from investing activities:	
Additions to fixed assets	(8,000)
Net cash provided by (used in) investing activities	(8,000)
Cash flows from financing activities:	
Transfers to Parent	(15,000)
Partner draws	(1,629,943)
Prior period adjustment	16,306
Net cash provided by (used in) financing activities	(1,628,637)
Net decrease in cash	(104,292)
Cash at beginning of year	167,421
Cash at end of year	$ 63,129

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Viant Capital LLC (the "Company"), a subsidiary of Viant Group LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Warrants

As part of the normal course of business, the Company receives stock warrants in private companies as part of its contractual agreements. These warrants have little, if any, value upon the signing of the agreement. When (and if) the companies mature, and a foreseeable market becomes available, a value would be assigned to the warrant.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value

measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 7, Restricted Securities, for additional information.

Cash and cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At December 31, 2010, the cash balance in the bank account did not exceed the FDIC insurance limit.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.75 to 1 at December 31, 2010. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2010, the Company had net capital as defined of $82,267, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Lease Commitment

The rent for 2010 was $155,178, which was net of subtenant rents of $117,589. The following are terms of the lease amendment signed in April of 2010. The amendment includes an additional 2,748 expansion space on the 4th floor in addition to the current 6115 sq ft on the 3rd floor at 500 Washington Street.

500 Washington	Monthly Payment	Annual Base Rent	Term
January 2011 to November 2011	$22,719	$273,647	11 months
December 2011 to August 2013	$23,738	$284,856	1 year and 9 months
September 2013 to November 2016	$24,654	$295,848	3 years and 3 months

5. Income Taxes

There is no federal income tax liability for the Company at December 31, 2010. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

$6,800 was recognized in 2010 for California Franchise Tax expense. The California tax is based on gross receipts.

6. Fixed Assets

At December 31, 2010 the fixed assets were as follows:

Furniture and equipment	$ 153,518
Depreciation of furniture and equipment	(111,275)
Net furniture and equipment	42,243
Tenant improvements – Washington Street	64,216
Amortization of leasehold improvements	(52,443)
Net leasehold improvements	11,773
Total fixed assets and leasehold improvements	$ 54,016

In the current year, used office furniture of $8,000 was purchased from the landlord. Furniture and equipment is depreciated on a straight-line basis over 7 and 3 years, respectively. The 2006 leasehold improvements are amortized over the term.

7.   Restricted Securities

Fair value measurements

During the normal course of business, stock warrants are received for services performed by the Company. The Company currently holds both common and preferred shares of stock of private companies that are executed but not readily marketable. At December 31, 2010, the company had an interest in 7 private companies' warrants, stock certificates or agreements that management deemed the fair value to be zero. These private company investments would be deemed to be Level 3 due to the lack of significant unobservable inputs.

Converted Warrants

Upsnap, Inc. (UPSN) warrants were converted into 370,000 shares of *restricted* stock. At December 31, 2010 and 2009, the shares were valued at $2,282 and $925, respectively. The Company is authorized to sell their restricted stock subject to certain limitations. Also, the company held 5 shares of Oncogenex Pharmaceuticals, Inc (OGXI) valued at $84. These public company stocks are deem to be level 1 based on quoted prices in the markets.

For more information on Level 1, 2 and 3 see the Summary of Significant Accounting Policies in Note 1.

Realized Investment Gains and Losses

In April, the Company realized a long term gain of $139,131 on the sale of 3Tera.

Unrealized Investment Gains and Losses

At December 31, 2009 and 2009, 1,689 Universal American Financial Corp (UAM) warrants were valued at $38,161 and $20,004, respectively. During the year, net unrealized gains/losses were $13,496, per the table below.

	2010	2009	Unrealized Gain (loss)
Restricted UPSN/OGXI	$ 1,080	$ 5,741	$ (4,661)
Unrestricted Universal American (UAM)	38,161	20,004	18,157
	$ 39,241	$ 25,745	$ 13,496

8.   Subsequent Events

Management has evaluated subsequent events through February 23, 2011, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Company equity		$ 196,430

Assets not allowed for net capital purposes:

Accounts receivable	(29,766)	
Restricted securities	(1,081)	
Deposits and prepaid assets	(29,228)	
Net furniture and equipment	(54,016)	(114,091)

Haircuts on marketable securities		(72)
		82,267 A

Minimum net capital required:

Greater of 6-2/3% of aggregate indebtedness ($61,379) or $5,000		5,000

Net capital in excess of requirement		$ 77,267

Aggregate indebtedness (total liabilities)		$ 61,379 B

Ratio of aggregate indebtedness ($61,379) to net capital ($82,267)		.75 to 1
(required to be less than 15 to 1) B A		

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 43,419	$ 19,008	2.28 to 1
Accounts receivable under 30 days		42,428	
Investment increase -unrestricted		38,161	
Accounts payable increase	17,960	(17,960)	
Change in Haircut on MMA	-	630	
Per statements as finalized	$ 61,379	$ 82,267	.75 to 1

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

During the year ended December 31, 2010, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended December 31, 2010.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(1).

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation
for Customer's Regulated Commodity Futures and Options Accounts

This schedule is not applicable to the Company's operations in 2010.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
  Viant Capital LLC
  San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedule of Viant Capital LLC (the "Company"), for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

  1.   Making quarterly securities examinations, counts, verifications, and comparisons.

  2.   Recordation of differences required by rule 17a-13.

  3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



professional personalized. service.

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Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION

February 23, 2011

CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
 Viant Capital, LLC
 San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [(Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Viant Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Viant Capital, LLC's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Viant Capital, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year then ended, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences;

5. Compared the amount of the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

 professional, personalized. service.

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This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION

February 23, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __December 31__, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
051602   FINRA   DEC
VIANT CAPITAL LLC      11*11
500 WASHINGTON ST STE 325
SAN FRANCISCO CA 94111-2947
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lisa Horan (415) 435-1971

2. A. General Assessment (item 2e from page 2) $ 10,243.96

   B. Less payment made with SIPC-6 filed (exclude interest)   (6,371.46)

   __6/24/10__
   Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   3,872.50

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,872.50

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3,872.50

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Viant Capital , LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 23 day of February, 20 11.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___1/1___ . 20 1D
and ending ___12/31___ . 20 1D

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030)

$___4,097,585___

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13.
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5. Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $___4,097,585___

2e. General Assessment @ .0025 $___10,243.96___

(to page 1. line 2.A.)

- 17 -



CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com



February 23, 2011

Securities Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Gentlemen:

Enclosed please find two copies of the financial statements of Viant Capital LLC for the year ended
December 31, 2010, together with our auditors' report thereon pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934.

Very truly yours,

John A. Cropper
Cropper Accountancy Corporation

JAC/kap
Enc.
cc: Mr. John Batdorf



profession__. service.



CERTIFIED PUBLIC ACCOUNTANTS

VIANT CAPITAL LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2010



professional personalized. service.

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, *Scott Smith*, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this _____25th_____ day of ___February___, 2011
at San Francisco, California

_____
Scott Smith
Viant Capital LLC